EASTSIDE DISTILLING, INC.

2321 NE Argyle Street, Unit D

Portland, Oregon 97211

November 1, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Sarah Sidwell

Re: Eastside Distilling, Inc.

Registration Statement on Form S-1

Filed October 25, 2023

File No. 333-275160

Acceleration Request

Requested Date: November 6, 2023

Requested Time: 12:00 PM Eastern Time

Ms. Sidwell:

The undersigned, Eastside Distilling, Inc., respectfully requests that the effective date of its Registration Statement on Form S-1, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 12:00 P.M. Eastern Time on November 6, 2023 or as soon thereafter as possible.

Eastside Distilling, Inc. hereby authorizes Robert Brantl, counsel for Eastside Distilling, Inc., to orally modify or withdraw this request for acceleration.

Respectfully submitted

/s/ Geoffrey Gwin
Geoffrey Gwin
Chief Executive Officer